February 9, 2021

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention: Kasey Robinson

Re:	SQZ Biotechnologies Company

Registration Statement on Form S-1

Filed February 9, 2021

Registration No. 333-252889

Ms. Robinson:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on February 11, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as SQZ Biotechnologies Company (the “Company”) or its counsel may request via telephone call to the staff. Please contact Wesley Holmes of Latham & Watkins LLP, counsel to the Company, at (617) 948-6027, or in his absence, Jennifer Yoon at (617) 880-4540, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

SQZ Biotechnologies Company

By:	/s/ Armon Sharei, Ph.D.
Armon Sharei, Ph.D.
President and Chief Executive Officer

cc:	Peter N. Handrinos, Esq.

Wesley C. Holmes, Esq.

Jennifer A. Yoon, Esq.